                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 GEHL COMPANY
                               ----------------
                               (Name of Issuer)


                   Common Stock, Par Value, $0.10 Per Share
                   ----------------------------------------
                        (Title of Class of Securities)


                                  368483103
                                  ---------
                                (CUSIP Number)


                                JAMES H. DAHL
                     1200 Riverplace Boulevard, Suite 902
                         Jacksonville, Florida  32207
                                (904) 393-9020
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications)


                                 May 27, 1997
                                 ------------
                     (Date of Event Which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).

CUSIP No. 368483103

--------------------------------------------------------------------------------

      1) Names of Reporting Persons / S.S or I.R.S. Identification Nos. of Above Persons JAMES H. DAHL / ###-##-####

--------------------------------------------------------------------------------

      2)   Check the Appropriate Row if a Member of a Group (See
           Instructions)

            (a)      N/A
                 ---------------------------------------------------------------
            (b)      N/A
                 ---------------------------------------------------------------

--------------------------------------------------------------------------------

      3)   SEC Use Only

--------------------------------------------------------------------------------

      4)   Source of Funds (See Instructions)   oo

--------------------------------------------------------------------------------

      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

      6)   Citizenship or Place of Organization  U.S.A.

--------------------------------------------------------------------------------

Number of              7)   Sole Voting Power          374,500
Shares bene-                -----------------------------------------
ficially
Owned by               8)   Shared Voting Power          -0-
Each Report-                -----------------------------------------
ing Person
With                   9)   Sole Dispositive Power     374,500
                            ----------------------------------

                       10)  Shared Dispositive Power     -0-
                            ----------------------------------

--------------------------------------------------------------------------------

      11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                     374,500

--------------------------------------------------------------------------------

CUSIP No.  368483103

--------------------------------------------------------------------------------

      12) Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

      13)  Percent of Class Represented by Amount in Row (11)
             5.9%

--------------------------------------------------------------------------------

      14)  Type of Reporting Person (See Instructions)         IN

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this Statement relates is common stock, par value $0.10 per share, ("Common Stock"), issued by Gehl Company (the "Issuer"), the principal executive offices of which are located at 143 Water Street, West Bend, WI 53095.


ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is being filed by James H. Dahl.

     (b) Mr. Dahl's business address is 1200 Riverplace Boulevard, Suite 902, Jacksonville, Florida 32207.

     (c) Mr. Dahl's present principal occupation is President of James Dahl & Company, Inc., a private investment firm. The business address of James Dahl & Company, Inc. is 1200 Riverplace Boulevard, Suite 902, Jacksonville, Florida 32207.

     (d) During the last five years, Mr. Dahl has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Dahl has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Dahl is a United States citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Funds in the aggregate amount of $3,994,042.22 were used to purchase 374,500 shares (the "Shares") of Common Stock, including 130,000 shares acquirable under presently exercisable warrants (the "Warrants"), to which this statement relates. The Shares were purchased by Mr. Dahl through trusts for the benefit of Mr. Dahl's children (the "Children's Trusts"), of which Mr. Dahl may be deemed to have beneficial ownership, and by an investment partnership, Rock Creek Partners, Ltd., a Florida limited partnership, of which Mr. Dahl is the Managing General Partner (collectively, the "Accounts"). Mr. Dahl's brother is the sole trustee of the Children's Trusts and has the sole voting and dispositive power over the shares held in the Children's Trusts, The sources of funds used to purchase the Shares were funds of the Children's Trusts and the investment partnership of which Mr. Dahl is the Managing General Partner.


ITEM 4. PURPOSE OF TRANSACTION.

     The Shares have been acquired for, and are being held for, investment purposes. Mr. Dahl may make additional purchases of securities of the Issuer, including without limitation Common Stock, either in the open market or in private transactions depending on his evaluation of the Issuer's business, prospects and financial condition, the market for Common Stock, other opportunities available to Mr. Dahl, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Mr. Dahl may decide to cause the Accounts to sell all or part of the securities of the Issuer, although he has no current intention to do so.

     Other than as set forth above, Mr. Dahl has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, except as set forth above;

     (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;


     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Any change in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Pursuant to Rule 13d-3, Mr. Dahl may be deemed to be the beneficial owner of all 374,500 Shares, which constitute approximately 5.9% of the 6,318,685 shares of Common Stock of the Issuer reported to be outstanding by the Issuer on March 31, 1997 (including 130,000 Shares issuable upon exercise of outstanding Warrants beneficially held by Mr. Dahl).

     (c) The following table lists all transactions (other than transactions in Warrants listed below) in the Issuer's Common Stock effected by Mr. Dahl during the last 60 days, all of which consisted of purchases for the Accounts through brokers in the open market:



                 Date of                           Purchase
                 Purchase     No. of Shares          Price
                 -----------  -------------        --------
                 5-May-97        2,500              $10.500
                 6-May-97        3,000              $10.813
                 13-May-97      10,000              $12.125
                 13-May-97       5,000              $11.625
                 14-May-97       8,000              $13.000
                 14-May-97      17,000              $13.125
                 14-May-97      10,000              $13.125
                 14-May-97       9,800              $13.750
                 14-May-97       3,500              $13.125
                 14-May-97       2,500              $14.125
                 14-May-97       1,000              $13.750
                 20-May-97       2,000              $14.125
                 20-May-97       5,000              $14.188
                 20-May-97       8,700              $14.101
                 20-May-97       5,000              $14.250
                 21-May-97       5,000              $14.938
                 21-May-97      10,000              $14.875
                 21-May-97      11,700              $14.250
                 21-May-97       3,000              $14.125
                 22-May-97      13,000              $14.125
                 23-May-97       5,000              $17.750
                 23-May-97       5,000              $14.875


                 Date of                            Purchase
                 Purchase     No. of Shares          Price
                 -----------  -------------        ---------
                 27-May-97       1,000               $15.313
                 27-May-97       7,500               $15.288
                 27-May-97       8,400               $15.375
                 27-May-97      10,000               $14.875
                 27-May-97       1,000               $15.313
                 27-May-97       7,500               $15.288
                 27-May-97       8,400               $15.375
                 27-May-97      10,000               $14.875
                 30-May-97       3,000               $14.750
                 30-May-97       5,000               $15.250
                 30-May-97      15,000               $15.000
                 30-May-97      12,000               $14.438
                 30-May-97      10,000               $15.313


     The following table lists all transactions in Warrants effected by Mr. Dahl during the last 60 days, all of which consisted of private purchases for the Accounts:



                  Date of                            Purchase
                  Purchase   No. of Warrants           Price
                  ---------  ---------------         --------
                  21-May-97      80,000               $3.875
                  21-May-97      25,000               $3.875
                  21-May-97      25,000               $3.875


     (d) Any dividends on the Shares and the proceeds from the sale thereof will be paid to the Accounts, based on the relative number of shares owned by each. No other persons have the right to receive or the power to direct the receipts of dividends from, or the proceeds from the sale of the Shares other than Mr. Dahl's brother in his capacity as trustee for the Children's Trusts.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Dahl and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     None.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 9, 1997


                                            /s/ James H. Dahl
                                            -----------------------------------
                                            JAMES H. DAHL